UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

RealtyMogul Apartment Growth REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd., PMB #603
Los Angeles, CA	90064
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our common stock involves substantial risks. You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing shares. The occurrence of the stated risks might cause you to lose a significant part, or all, of your investment. The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Operating Results

Overview

RealtyMogul Apartment Growth REIT, Inc. is a Maryland corporation formed on January 13, 2017 to own and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. The use of the terms “RealtyMogul Apartment Growth REIT,” the “Company,” “we,” “us” or “our” in this semiannual report refer to RealtyMogul Apartment Growth REIT, Inc., unless the context indicates otherwise. We have elected to be taxed, and currently qualify, as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, commencing with our taxable year ended December 31, 2017.

We operate under the direction of the board of directors, the members of which are accountable to us and our stockholders as fiduciaries. The current board members are Jilliene Helman, Flynann Janisse and Louis S. Weeks III. Ms. Janisse and Mr. Weeks are independent directors. We are externally managed by RM Adviser, LLC (our “Manager”), which is an affiliate of our sponsor, RM Sponsor, LLC (our “Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager manages our day-to-day operations and also provides asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our capital. All shares of our common stock are distributed to the public exclusively through an online investment platform we refer to as the Realty Mogul Platform (www.realtymogul.com) and, effective August 21, 2024, all sales of shares of our common stock are executed through RM Securities, LLC, which is a registered broker-dealer that is a member of the Financial Industry Regulatory Authority and an affiliate of our Manager and our Sponsor. The Realty Mogul Platform is operated by RM Technologies, LLC, which is a wholly-owned subsidiary of Realty Mogul, Co. and an affiliate of both our Manager and our Sponsor. We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

On August 23, 2017, we commenced our initial public offering of $50,000,000 in shares of common stock (the “Initial Offering”). On December 23, 2020, our follow-on offering (the “Follow-on Offering”) was qualified by the Securities and Exchange Commission (the “SEC”), and we terminated our Initial Offering. On June 20, 2024, we suspended the Follow-on Offering, and on August 21, 2024, we commenced our second follow-on offering (the “Second Follow-on Offering” and, collectively with the Initial Offering and the Follow-on Offering, the “Offerings”). We are continuing to offer in the Second Follow-on Offering up to $71,628,340 in shares of our common stock (comprising $67,217,632 in shares in our primary offering and $4,410,708 in shares pursuant to our distribution reinvestment plan), which represents the value of the shares available to be offered as of July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000 in shares of our common stock.

As of June 30, 2024, we had issued approximately 6,188,000 shares of our common stock in the Offerings for total aggregate gross offering proceeds of approximately $64,455,000. We expect to offer shares of our common stock in the Second Follow-on Offering until the earlier of (i) August 21, 2027, which is three years from the qualification date of the Second Follow-on Offering, or (ii) the date on which the maximum offering amount has been raised, unless the Second Follow-on Offering is terminated by our board of directors at an earlier time.

As of June 30, 2024, our portfolio comprised approximately $191,750,000 in real estate investments at original cost that, in the opinion of our Manager, meets our investment objectives. We have made, and intend to continue to make, preferred equity and joint venture equity investments in established, well-positioned apartment communities that have demonstrated consistently high occupancy and income levels across market cycles as well as multifamily properties that offer value added opportunities with appropriate risk-adjusted returns and opportunity for value appreciation.

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Results of Operations

Our financial statements are presented for the six months ended June 30, 2024. Generally accepted accounting principles in the United States of America (“GAAP”) require any subsidiaries or affiliates under common control to be consolidated. The financial statements contained in this report include the financial statements of the Company and its controlled joint ventures, Vinegar Hill Asset, LLC, which was acquired in 2017, NinetyNine44 Owner, LLC, which was acquired in 2020, RM Orion, LLC, Lotus Village Holdco, LLC and RM Sherwood Oaks, LLC, which were acquired in 2021, and RM Ridgeline View, LLC and RM Brookside, LLC, which were acquired in 2023.

Net Loss, Operating Income and Consolidated Net Loss

The six months ended June 30, 2024 and 2023 resulted in net loss attributable to RealtyMogul Apartment Growth REIT, Inc. of approximately $882,000 and $590,000, respectively, operating income of approximately $1,051,000 and $1,694,000, respectively, and consolidated net loss of approximately $2,774,000 and $1,754,000, respectively. The changes in net loss attributable to RealtyMogul Apartment Growth REIT, Inc. and consolidated net loss for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, are primarily attributable to (i) the May 2023 acquisition of a 52.0% controlling equity investment in RM Ridgeline View, LLC, a joint venture formed to acquire, renovate, own and operate a 50-unit, Class A townhome community in Vancouver, Washington (“Ridgeline View Townhomes”), and (ii) the June 2023 acquisition of a 65.9% controlling equity interest in RM Brookside, LLC, a joint venture formed to acquire, renovate, own and operate a 68-unit, Class B apartment community in Raleigh, North Carolina (“Brookside Apartments”), and the operating expenses attributable thereto. The financial results for the six months ended June 30, 2024 reflect a full period of activity from the two properties.

Sources of Operating Revenue and Cash Flows

Our revenue is mainly generated from rental income, interest income and preferred return income on our investments, and other revenue, which consists of tenant fee income and tenant reimbursements.

Rental Income, Net

For the six months ended June 30, 2024 and 2023, we earned rental income, net, of approximately $9,205,000 and $8,161,000, respectively. This increase for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, was primarily due to the acquisitions of Ridgeline View Townhomes and Brookside Apartments in late second quarter 2023. The financial results for the six months ended June 30, 2024 reflect a full period of activity from the two properties.

Interest and Preferred Return Income

For the six months ended June 30, 2024 and 2023, we earned interest and preferred return income of approximately $852,000 and $624,000, respectively. This increase for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, was primarily due to a full period of preferred return income earned on the Company’s March 2023 investment in an entity that owns a 328-unit, Class B apartment community in Oklahoma City, Oklahoma (“Restoration on Candlewood”).

Other Revenue

For the six months ended June 30, 2024 and 2023, we earned other revenue of approximately $291,000 and $454,000, respectively. This decrease for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, was primarily due to a reduction in occupancy at the Ninety-Nine44 Apartments property, a 2023 one-time reclassification of tenant reimbursements to other income associated with the Ninety-Nine44 Apartments property and a reduction in other income at the Lotus Village property.

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Expenses

Depreciation and Amortization

For the six months ended June 30, 2024 and 2023, we incurred depreciation and amortization expenses of approximately $2,489,000 and $2,193,000, respectively. This increase for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, was primarily due to a full six months of depreciation on Ridgeline View Townhomes and Brookside Apartments captured for the six months ended June 30, 2024, as compared to only four months of depreciation on Ridgeline View Townhomes and three months of depreciation on Brookside Apartments captured for the six months ended June 30, 2023.

General and Administrative Expenses

For the six months ended June 30, 2024 and 2023, we incurred general and administrative expenses of approximately $962,000 and $777,000, respectively, which includes professional fees, insurance expenses and other costs associated with running our business as well as operating expenses for our consolidated investments. This increase for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, was primarily due to an increase in activity associated with Ridgeline View Townhomes and Brookside Apartments, as well as an increase in stock compensation payment by the Company for the six months ended June 30, 2024.

Real Estate Operating Expenses

For the six months ended June 30, 2024 and 2023, we incurred real estate operating expenses of approximately $5,217,000 and $4,098,000, respectively. This increase for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, was primarily due to a full six months of activity from Ridgeline View Townhomes and Brookside Apartments, as well as an increase in operating expenses across the portfolio for the six months ended June 30, 2024.

Asset Management Fees

For the six months ended June 30, 2024 and 2023, we incurred asset management fees of approximately $458,000 and $470,000, respectively. This decrease for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, was primarily due to the decrease in asset management fees expense primarily from the decrease in total equity value and related management fees paid to the Manager.

Interest Expense

For the six months ended June 30, 2024 and 2023, we incurred interest expense of approximately $3,589,000 and $3,134,000, respectively. This increase for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, was primarily due to a full six months of interest payments on the Ridgeline View Townhomes and Brookside Apartments mortgages payable during the six months ended June 30, 2024.

Distributions

Our board of directors has authorized and we have paid, and we expect that our board of directors will continue to authorize and we will continue to pay, distributions quarterly in arrears. Stockholders who are record holders with respect to declared distributions will be entitled to such distributions until such time as the stockholders have had their shares repurchased by us. Although our goal is to fund the payment of distributions solely from cash flow from operations, we have paid, and may continue to pay, distributions from other sources, including the net proceeds of the Offerings, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities, and we have no limit on the amounts we may pay from such other sources.

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Our board of directors has authorized quarterly distributions for stockholders of record as of the close of business on the last day of each quarter. Distributions made for quarterly distribution periods in 2023 and 2024 are shown in the table below:

Quarterly Distribution Period for Daily Record Dates	Date of Authorization	Payment Date(1)	Cash Distribution Amount per Share of Common Stock($)	Annualized Yield
1/1/2023 – 3/31/2023	1/1/2023	4/15/2023	0.0014005479 (1/1 – 1/9)	4.5	%(2)
			0.0013783562 (1/10 – 1/31)
			0.0013783562 (2/1 – 3/31)
4/1/2023 – 6/30/2023	3/20/2023	7/15/2023	0.0013783562 (4/1 – 4/13)	4.5	%(3)
			0.0013697260 (4/14 – 4/30)
			0.0013697260 (5/1 – 6/30)
7/1/2023 – 9/30/2023	6/15/2023	10/15/2023	0.0013697260 (7/1 – 8/7)	4.5	%(4)
			0.0012908219 (8/8 – 9/30)
10/1/2023 – 12/31/2023	9/28/2023	1/15/2024	0.0012908219 (10/1 – 10/31)	4.5	%(5)
			0.0012834247 (11/1 – 12/31)
1/1/2024 – 3/31/2024	12/26/2023	4/15/2024	0.0012834247 (1/1 – 1/8)	4.5	%(6)
			0.0012489041 (1/9 – 3/31)
4/1/2024 – 6/30/2024	3/28/2024	7/31/2024	0.0012489041 (4/1 - 4/23)	4.5	%(7)
			0.0012020548 (4/24 – 6/30)

(1)	Dates presented are the dates on which the distributions were scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $11.36 per share net asset value (“NAV”) (the then-current purchase price for the period from October 4, 2022 to January 9, 2023) and calculated for the distribution period beginning January 1, 2023 and ending January 31, 2023, and assuming a $11.18 per share NAV (the then-current purchase price for the period from January 10, 2023 to April 13, 2023) and calculated for the distribution periods beginning February 1, 2023 and ending February 28, 2023 and beginning March 1, 2023 and ending March 31, 2023.

(3)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $11.18 per share NAV (the then-current purchase price for the period from January 10, 2023 to April 13, 2023) and calculated for the distribution period beginning April 1, 2023 and ending April 30, 2023, and assuming a $11.11 per share NAV (the then-current purchase price for the period from April 14, 2023 to August 7, 2023) and calculated for the distribution periods beginning May 1, 2023 and ending May 31, 2023 and beginning June 1, 2023 and ending June 30, 2023.

(4)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $11.11 per share NAV (the then-current purchase price for the period from April 14, 2023 to August 7, 2023) and calculated for the distribution periods beginning July 1, 2023 and ending July 31, 2023, and beginning August 1, 2023 and ending August 31, 2023, and assuming a $10.47 per share NAV (the then-current purchase price for the period from August 8, 2023 to October 31, 2023) and calculated for the distribution period beginning September 1, 2023 and ending September 30, 2023.

(5)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $10.47 per share NAV (the then-current purchase price for the period from August 8, 2023 to October 31, 2023) and calculated for the distribution period beginning October 1, 2023 and ending October 31, 2023, and assuming a $10.41 per share NAV (the then-current purchase price for the period from November 1, 2023 to January 8, 2024) and calculated for the distribution periods beginning November 1, 2023 and ending November 30, 2023, and beginning December 1, 2023 and ending December 31, 2023.

(6)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $10.41 per share NAV (the then-current purchase price for the period from November 1, 2023 to January 8, 2024) and calculated for the distribution period beginning January 1, 2024 and ending January 31, 2024, and assuming a $10.13 per share NAV (the then-current purchase price for the period from January 9, 2024 to April 23, 2024) and calculated for the distribution periods beginning February 1, 2024 and ending February 29, 2024, and beginning March 1, 2024 and ending March 31, 2024.

(7)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $10.13 per share NAV (the then-current purchase price for the period from January 9, 2024 to April 23, 2024) and calculated for the distribution period beginning April 1, 2024 and ending April 30, 2024, and assuming a $9.75 per share NAV (the then-current purchase price for the period from April 24, 2024 to August 8, 2024) and calculated for the distribution periods beginning May 1, 2024 and ending May 31, 2024, and beginning June 1, 2024 and ending June 30, 2024.

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For the six months ended June 30, 2024, we paid distributions to our stockholders of approximately $1,215,385 including through the issuance of shares pursuant to our distribution reinvestment plan.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the Offerings, cash flow from operations and borrowings under credit facilities.

We currently obtain the capital required to purchase real estate-related investments and conduct our operations from the proceeds of the Offerings and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2024, we had cash and cash equivalents of approximately $19,023,000 and approximately $1,525,000 invested in marketable securities at fair value that are available to provide capital for operations and investments. We anticipate that proceeds from the Offerings, cash flow from operations and available cash will provide sufficient liquidity to meet future funding commitments for at least one year from the date the financial statements included herewith were available to be issued.

We expect to selectively employ leverage to enhance total returns to our stockholders. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is up to 75% of the fair market value or expected fair market value (for a value-add acquisition) of our assets; provided, however, we may exceed this limit for certain temporary bridge financings. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. As of June 30, 2024, we had outstanding borrowings of approximately $135,203,000, net of deferred financing costs and premium.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. We intend to reimburse our Manager for actually incurred, third-party organization and offering expenses in an amount up to 3% of gross offering proceeds from our Second Follow-on Offering, which total organization and offering expenses will not exceed 15% of the gross offering proceeds of the offering. In addition, we reimburse our Manager for out-of-pocket expenses incurred on our behalf, including license fees, auditing fees, fees associated with SEC reporting requirements, acquisition expenses, interest expenses, property management fees, insurance costs, tax return preparation fees, marketing costs, taxes and filing fees, administration fees, fees for the services of independent directors and third-party costs associated with the aforementioned expenses.

The sponsors of our joint venture investments in real estate may make payments to our Sponsor or its affiliates in connection with the selection or purchase of investments. We will pay our Manager a monthly asset management fee of one-twelfth of 1.25%, which is based on total equity value, which equals (a) our then-current per share NAV, as determined by our board of directors, multiplied by (b) the number of shares of our common stock then outstanding. Any portion of the asset management fee may be deferred and paid in a subsequent period upon the mutual agreement of the Company and our Manager.

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Cash Flow

The following presents our cash flows for the six months ended June 30, 2024 (in thousands):

Cash provided by (used in)	For the six months ended June 30, 2024
Operating activities:	$957
Investing activities:	10,349
Financing activities:	(1,630)
Net increase in cash and cash equivalents and restricted cash	9,676
Cash and cash equivalents and restricted cash, beginning of period	15,847
Cash and cash equivalents and restricted cash, end of period	$25,523

Net cash provided by operating activities was approximately $957,000 for the six months ended June 30, 2024 and primarily related to net operating income on real estate investments.

Net cash provided by investing activities was approximately $10,349,000 for the six months ended June 30, 2024 and primarily related to proceeds from debt investments and proceeds from sales of marketable securities, partially offset by investments in existing assets.

Net cash used in financing activities was approximately $1,630,000 for the six months ended June 30, 2024 and primarily related to repurchases of common stock, repayment of debt and payment of cash dividends, partially offset by proceeds from the issuance of common stock, net of syndication costs.

Market Outlook and Recent Trends

We believe that a number of factors account for the continued strength of the multifamily sector, including: (1) entry into the job market of Generation Z, who are a prime age cohort for rentals; (2) general consumer preference to remain flexible in their lifestyles, which is facilitated by rental housing; and (3) the rise in pricing of single-family homes after the COVID-19 pandemic and the rise in the cost of mortgages, both of which are making it more challenging to purchase a single-family home.

Coming into 2024, we saw market predictions of up to six interest-rate cuts throughout the year by the Federal Reserve (the “Fed”). The Fed sets the Federal Funds Rate, the interest rate that banks in the United States pay each other to borrow or lend money overnight, which also impacts short-term interest rates generally. While we did not agree with this view of six rate cuts, we did believe there would be more aggressive rate cutting than has taken place thus far. As of September 2024, the Fed decided to move forward with its first official rate cut of the year with a 50-basis point decrease and signaled that there may be another potential rate cut in the fourth quarter of 2024.

Why is this important for commercial real estate? We believe that short-term rates and long-term rates are correlated, and we believe a decrease to the Federal Funds Rate should impact the broader treasury market. Interest rates are important for commercial real estate due to (i) most properties are purchased with a mortgage, and the interest rate on such mortgage will ultimately affect the price an investor can pay and (ii) from a purely investment standpoint, all investments are based on a premium to rate of return on treasuries, which are considered risk-free. We have begun to see that trend occur. The 10-year treasury rate has decreased from its 2024 peak of 4.70% to 3.92%, as of August 15, 2024. While we believe the decrease to the 10-year treasury rate will have a positive effect to valuations for all real estate asset classes, we expect this effect to lag behind the real-time changes in the treasury market. We believe this lag exists due to the length of time it takes an operator to go from identifying a property to actually closing on it, which is typically 90 to 120 days. The properties being closed on now are based on pricing from 90 to 180 days ago, barring any retrades. As of today, real estate values remain near four-year lows as evidenced by Greenstreet’s Commercial Property Price Index (“CPPI”), a measure of pricing for institutional quality real estate that captures the prices at which commercial real estate transactions are being negotiated and contracted.

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We also believe there is a positive correlation between cap rates and interest rates. This correlation was exhibited by the pricing of real estate values, which have decreased per the CPPI by 20% and per the NAREIT Equity Apartments Index by 24% since the March 2022 peak during the same time period that short- and long-term interest rates increased. Given that interest rates have now started to decrease, we would expect the inverse to be true and for the fall of interest rates to directly precede a decrease in cap rates which would cause an increase in property valuations. Again, though, we would expect this trend to lag by several quarters.

In our opinion, market cycles tend to overcorrect both on the low end and high end. Assuming interest rates stabilize at current values or continue to decrease, we would expect property valuations to increase as a result of the decrease in interest rates for treasuries and, subsequently, a prospective buyer’s ability to achieve a lower interest rate upon acquisition than it would have been able to in previous quarters, which reduces overall cost of capital. Accordingly, we believe an increase in property values would have a positive impact on our NAV per share.

The flip side to the slump in commercial real estate is the potential for buying opportunities. From an investment strategy perspective, we still feel that the multifamily asset class produces one of the best risk-adjusted returns in real estate. First, we believe the United States currently has a housing supply shortage, which we believe has been exacerbated by current mortgage holders, 60% of which have loans with interest rates below 4%. With record home prices, higher interest rates on 30-year fixed-rate mortgages relative to the last two decades and the basic need for housing, we believe there is strong short-term downside protection for this asset class. We also believe this asset class has built-in inflation protection as rents can be reset on an annual basis.

The current commercial real estate market appears to be showing signs of opening up. Large traded and non-traded REITs in the industry have ramped up acquisitions in recent quarters. While we believe the market is showing signs of bottoming out, we want to proceed cautiously. We have maintained approximately 35% of the Company’s unconsolidated net assets in cash and liquid securities as of September 2024. We believe investing in real estate is a long game, and we are seeing signs of bottoming out. We want to maintain enough liquidity to preserve existing investments, cover Company-level cash needs and acquire new assets to the extent opportunities arise. We believe this is the best path forward for protecting and maximizing value for our investors.

INVESTMENT STRATEGY

Our primary investment objectives are to realize capital appreciation in the value of our investments over the long term and to pay attractive and stable cash distributions to stockholders.

We have made, and intend to continue to make, preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. We have invested, and intend to continue to invest, in apartment communities that have demonstrated consistently high occupancy and income levels across market cycles as well as multifamily properties that offer value added opportunities with appropriate risk-adjusted returns and opportunity for value appreciation. We will invest in the following types of assets: equity or preferred equity interests in companies whose primary business is to own and operate one or more specified multifamily projects.

For our value-add multifamily investments, our investment strategy involves acquiring apartment communities that can benefit from a value-add plan in which the real estate operator is making both exterior improvements, such as adding amenities like playgrounds, clubhouses and outdoor living areas, as well as interior improvements such as upgraded appliances, air conditioning and finishes. We believe that these investments have a high value from an investment standpoint and also a local community standpoint by enhancing previously underserviced apartment buildings. We also believe that these properties offer downside protection on one’s investment due to the large number of tenants at each property and the adaptability of individual property business plans.

The underwriting process for these investments involves comprehensive financial, structural, operational and legal due diligence of our partners in order to optimize pricing and structuring and mitigate risk. We believe the current and future market environment provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our stockholders.

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Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies,” in Item 3. “Financial Statements” contained in this report, for a more thorough discussion of our accounting policies and procedures.

Off-Balance Sheet Arrangements

As of June 30, 2024, we had no off-balance sheet arrangements.

Related Party Arrangements

For further details, please see “Note 9 — Related Party Arrangements” in Item 3. “Financial Statements” below.

Recent Developments

Estimated Per Share NAV as of June 30, 2024

On August 9, 2024, our board of directors approved an estimated NAV per share of our common stock of $9.14 as of June 30, 2024. This NAV per share will be effective until updated by us on or about September 30, 2024, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of June 30, 2024 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2024.

As with any methodology used to estimate value, the methodology employed by Realty Mogul, Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a stockholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share stockholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Lotus Village Holdco, LLC Mortgage Loan Extension

The mortgage loan payable by the Company’s controlled joint venture, Lotus Village Holdco, LLC, in connection with a 222-unit, Class A apartment community in Austin, Texas (“Lotus Village”), was originated on June 25, 2021 by Loancore Capital Credit REIT, LLC in the amount of $30,200,000 with an initial funding of $29,600,000 and future funding of $600,000. The mortgage loan originally had a maturity date of July 9, 2023 that was subsequently extended to July 9, 2024. The outstanding balance as of June 30, 2024 was $30,200,000.

On July 9, 2024, the mortgage loan was extended and now has a maturity date of July 9, 2025. Concurrent with such extension, the Company entered into an interest rate hedge contract related to this mortgage loan to manage the floating rate interest risk for this investment.

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Non-GAAP Financial Measures

Our Manager believes that funds from operations (“FFO”) and adjusted funds from operations (“AFFO”), which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and the Company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”), as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

●	the amortization or accrual of various deferred costs; and
●	an adjustment to reverse the effects of unrealized gains/(losses)

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management utilizes FFO and AFFO as measures of our operating performance, and believes they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and AFFO serve as measures of our operating performance because they facilitate evaluation of the Company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

9

Our unaudited FFO and AFFO calculations for the six months ended June 30, 2024, are as follows:

For the Six Months Ended June 30, 2024 (in thousands)
GAAP net loss attributable to RealtyMogul Apartment Growth REIT, Inc.	$(882)
Add: depreciation and amortization of properties	2,489
Adjustments for noncontrolling interests in depreciation	(1,503)
Add: amortization of lease intangibles	-
Ajustments for noncontrolling interest in amortization of lease intangibles	-
Add: share of depreciation of real estate held by equity method investments	-
Adjustments for unrealized gain on marketable securities	(55)
Adjustments for realized gain on marketable securities	-
Add: loss on extinguishment of debt	-
Adjustment for noncontrolling interest in loss on extinguishment of debt	-
Add: change in fair value of interest rate caps	515
Adjustment for noncontrolling interest in change in fair value of interest rate caps	(374)
Adjustments for gain on sale of equity method investment	(165)
Adjustments for gain on sale of real estate investment	-
Adjustments for noncontrolling interest in gain on sale of real estate investment	-
Funds from operations (“FFO”) applicable to common stock	25
Add: amortization of deferred financing costs, discount and premium	174
Adjustments for noncontrolling interest in amortization of deferred financing costs	(101)
Add: stock award compensation	126
Adjustments for equity method investments	-
Adjusted funds from operations (“AFFO”) applicable to common stock	$224

Item 2. Other Information

None.

10

Item 3. Financial Statements

RealtyMogul Apartment Growth REIT, Inc.

F-1

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Balance Sheets

As of June 30, 2024 (unaudited) and December 31, 2023 (audited)

(Amounts in thousands, except share and per share data)

	As of June 30, 2024	As of December 31, 2023
ASSETS
Real estate investments, at cost
Land	$38,919	$38,919
Buildings and improvements	152,831	152,091
Total real estate investments, at cost	191,750	191,010
Less accumulated depreciation	(15,871)	(13,383)
Real estate investments, net	175,879	177,627
Investments in real estate, equity method	6,307	5,460
Real estate debt investment, net	-	5,250
Marketable securities, at fair value	1,525	8,131
Cash and cash equivalents	19,023	8,560
Escrows and deposits	6,500	7,287
Rent receivable, net	476	417
Stock subscription receivable	-	24
Deferred offering costs, net	141	125
Prepaid expenses	565	768
Interest receivable	4	686
Interest rate caps, at fair value	379	952
Other receivable	642	440
Total Assets	$211,441	$215,727

LIABILITIES AND EQUITY
Liabilities:
Mortgages payable, net of $651 and $831 of deferred financing costs, and $732 and $791 premium, respectively	$135,203	$135,482
Accounts payable and accrued expenses	3,622	3,749
Settling subscription payable	605	585
Dividends payable	599	641
Other liabilities	875	850
Asset management fee payable	52	57
Member loan payable	91	-
Total Liabilities	141,047	141,364

Equity:
Common stock, $0.01 par value; 9,000,000 shares authorized; 5,364,373 and 5,349,440 shares issued and outstanding, as of June 30, 2024 and December 31, 2023, respectively	54	54
Additional paid-in capital	53,609	53,414
Accumulated deficit	(10,118)	(8,001)
Total RealtyMogul Apartment Growth REIT, Inc. equity	43,545	45,467
Noncontrolling interests in consolidated joint ventures	26,849	28,896
Total Equity	70,394	74,363

Total Liabilities and Equity	$211,441	$215,727

The accompanying notes are an integral part of these consolidated financial statements.

F-2

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Statements of Operations

For the Six Months ended June 30, 2024 (unaudited) and June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
Revenues
Rental income, net	$9,205	$8,161
Other revenue	291	454
Equity in losses of equity method investees	(158)	-
Interest income	368	391
Preferred return income	484	233
Total revenues	10,190	9,239

Operating expenses
Depreciation and amortization	2,489	2,193
General and administrative expenses	962	777
Real estate operating expenses	5,217	4,098
Servicing fee	13	7
Asset management fees	458	470
Total operating expenses	9,139	7,545
Operating income	1,051	1,694
Other expenses (income)
Interest expense	3,589	3,134
Change in fair value of interest rate caps	515	288
Other income	(59)	(21)
Unrealized (gain) loss on marketable securities	(55)	111
Gain on sale equity method investee	(165)	(64)
Consolidated net loss	(2,774)	(1,754)
Net loss attributable to noncontrolling interests	(1,892)	(1,164)
Net loss attributable to RealtyMogul Apartment Growth REIT, Inc.	$(882)	$(590)

Net loss per basic and diluted common share	$(0.16)	$(0.11)

Weighted average shares of common stock outstanding	5,415,534	5,253,911

The accompanying notes are an integral part of these consolidated financial statements.

F-3

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Statements of Equity

For the Six Months ended June 30, 2024 (unaudited) and June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

	Common Stock		Additional Paid-in	Retained Earnings (Accumulated	Total RealtyMogul Apartment Growth REIT, Inc.	Noncontrolling interests in Consolidated Joint	Total
	Shares	Amount	Capital	Deficit)	Equity	Ventures	Equity
Balance as of December 31, 2022	5,062,539	$51	$40,905	$4,892	$45,848	$27,561	$73,409
Proceeds from issuance of common stock, net of syndication costs	335,651	3	3,743	-	3,746	-	3,746
Stock award	4,500	-	50	-	50	-	50
Amortization of deferred offering costs	-	-	(114)	-	(114)	-	(114)
Dividends declared on common stock	-	-	9,425	(10,730)	(1,305)	-	(1,305)
Repurchase of common stock	(113,149)	(1)	(1,223)	-	(1,224)	-	(1,224)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	-	5,235	5,235
Distributions to noncontrolling interests	-	-	-	-	-	(342)	(342)
Net loss	-	-	-	(590)	(590)	(1,164)	(1,754)
Balance as of June 30, 2023	5,289,541	$53	$52,786	$(6,428)	$46,411	$31,290	$77,701

	Common Stock		Additional Paid-in	Accumulated	Total RealtyMogul Apartment Growth REIT, Inc.	Noncontrolling interests in Consolidated Joint	Total
	Shares	Amount	Capital	Deficit	Equity	Ventures	Equity
Balance as of December 31, 2023	5,349,440	$54	$53,414	$(8,001)	$45,467	$28,896	$74,363
Proceeds from issuance of common stock, net of syndication costs	141,591	1	1,431	-	1,432	-	1,432
Stock award	12,709	-	126	-	126	-	126
Amortization of deferred offering costs	-	-	(47)	-	(47)	-	(47)
Dividends declared on common stock	-	-		(1,235)	(1,235)	-	(1,235)
Repurchase of common stock	(139,367)	(1)	(1,315)	-	(1,316)	-	(1,316)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	-	-	-
Distributions to noncontrolling interests	-	-	-	-	-	(155)	(155)
Net loss	-	-	-	(882)	(882)	(1,892)	(2,774)
Balance as of June 30, 2024	5,364,373	$54	$53,609	$(10,118)	$43,545	$26,849	$70,394

The accompanying notes are an integral part of these consolidated financial statements.

F-4

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Statements of Cash Flows

For the Six Months ended June 30, 2024 (unaudited) and June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
OPERATING ACTIVITIES:
Consolidated net loss	$(2,774)	$(1,754)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation	2,489	2,139
Equity in losses of equity method investees	158	-
Unrealized (gain) loss on marketable securities	(55)	111
Gain on sale equity method investee	(165)	(64)
Stock award compensation	126	50
Amortization of intangibles relating to leases	-	54
Amortization of deferred financing costs	174	215
Amortization of marketable securities discount	(17)	(39)
Net change in fair value of interest rate caps	515	347
Changes in assets and liabilities:
Net change in rent receivable	(59)	(413)
Net change in interest receivable	682	(233)
Net change in other receivable	(211)	(154)
Net change in prepaid expenses	203	119
Net change in accounts payable and accrued expenses	(129)	(180)
Net change in asset management fees payable	(5)	4
Net change in other liabilities	25	119
Net cash provided by operating activities	957	321
INVESTING ACTIVITIES:
Purchase of real estate	-	(28,075)
Purchase of debt investment	-	(5,250)
Improvements to real estate	(740)	(432)
Investment in equity method investees, net of distribution	103	-
Purchase of marketable securities	-	(31,665)
Proceeds from debt investments	4,142	-
Proceeds from sales of marketable securities	6,679	38,763
Proceeds from equity method investees	165	64
Net cash provided by (used in) investing activities	10,349	(26,595)
FINANCING ACTIVITIES:
Proceeds from the issuance of common stock, net of syndication costs	695	2,960
Repurchase of common stock	(1,295)	(1,115)
Proceeds from the issuance of debt	-	19,729
Proceeds from member loan	91	-
Deferred offering costs paid	(54)	-
Repayment of debt	(401)	(202)
Payment of finance costs	6	(325)
Payment of cash dividends	(517)	(433)
Capital contributions from noncontrolling interests, net of syndication costs	-	5,235
Distributions to noncontrolling interests	(155)	(342)
Net cash (used in) provided by financing activities	(1,630)	25,507

Net increase (decrease) in cash and cash equivalents and restricted cash	9,676	(767)
Cash and cash equivalents and restricted cash, beginning of period	15,847	14,786
Cash and cash equivalents and restricted cash, end of period	$25,523	$14,019

Cash paid for interest	$3,439	$2,721

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Change in deferred offering costs payable	$9	$-
Change in dividends declared but not paid	$(42)	$15
Distributions reinvested	$760	$857
Change in stock subscription receivable	$24	$71
Change in settling subscriptions payable	$20	$108

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Note 1 - Formation and Organization

RealtyMogul Apartment Growth REIT, Inc. (the “Company”) was formed as a Maryland corporation on January 13, 2017 to own and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. The Company was formed under the name MogulREIT II, Inc. and, effective October 15, 2021, changed its name to RealtyMogul Apartment Growth REIT, Inc. The use of the terms “RealtyMogul Apartment Growth REIT,” the “Company,” “we,” “us,” or “our” in this semiannual report refer to RealtyMogul Apartment Growth REIT, Inc., unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co.. Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”). Although our Manager manages our day-to-day operations, we operate under the direction of our board of directors, a majority of whom are independent directors.

The Company’s investing and management activities related to multifamily real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic multifamily real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes.

On August 23, 2017, we commenced our initial public offering (the “Initial Offering”) of up to $50,000 in shares of common stock, including shares sold pursuant to our distribution reinvestment plan. On December 23, 2020, we commenced our follow-on offering (the “Follow-on Offering”) and terminated the Initial Offering. On June 20, 2024, we suspended the Follow-on Offering, and on August 21, 2024, we commenced our second follow-on offering (the “Second Follow-on Offering” and, collectively with the Initial Offering and the Follow-on Offering, the “Offerings”). We are continuing to offer in the Second Follow-on Offering up to $71,628 in shares of our common stock (comprising $67,218 in shares in our primary offering and $4,411 in shares pursuant to our distribution reinvestment plan), which represents the value of the shares available to be offered as of July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000 in shares of our common stock. As of June 30, 2024, we had issued 6,187,970 shares of our common stock in the Offerings for gross offering proceeds of approximately $64,455.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of operations, statements of equity, statements of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company has adopted a calendar year-end for financial reporting.

GAAP requires any subsidiaries, investments, or affiliates under the Company’s control to be consolidated. The consolidated financial statements of the Company include its controlled joint ventures, Vinegar Hill Asset, LLC, which was acquired during 2017; NinetyNine44 Owner, LLC, which was acquired during 2020; RM Orion, LLC, Lotus Village Holdco, LLC and RM Sherwood Oaks, LLC, which were acquired during 2021; and RM Ridgeline View, LLC and RM Brookside, LLC, which were acquired during 2023.

All significant intercompany balances and transactions are eliminated in consolidation.

F-6

In the opinion of management, all adjustments considered necessary for a fair interim presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year and certain disclosures may be condensed for interim reporting. These financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report on Form 1-K for the fiscal year ended December 31, 2023, which was filed with the SEC on April 26, 2024.

Reclassification

The Company has reclassified certain items on the consolidated balance sheets and consolidated statements of operations and cash flows for the prior year to conform with the current year presentation. For the six months ended June 30, 2023, tenant reimbursements totaling $344 previously reported in tenant reimbursements and other revenue have been added to rental income, net on the consolidated statement of operations.

In 2023, the Company updated the reporting of distributions to be deducted from (Accumulated Deficit) / Retained Earnings in the Consolidated Statements of Equity in order to be in conformity with common market practice. In prior years, distributions were reported as a deduction from Additional Paid in Capital. A cumulative adjustment of $9,425 of prior year distributions were transferred from Additional Paid in Capital to (Accumulated Deficit) / Retained Earnings in 2023.

Earnings per share

Basic earnings per share is calculated on the basis of weighted-average number of shares of common stock outstanding during the period. Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share of common stock equals basic net income per share of common stock as there were no potentially dilutive securities outstanding during the six months ended June 30, 2024 and 2023.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic Concentration

As of June 30, 2024, the Company’s investments in real estate operate in Texas, New York, Michigan, Florida, Oklahoma, Washington and North Carolina. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing in those geographical areas.

F-7

For the six months ended June 30, 2024, the Company’s annualized rental income in consolidated real estate equity investments by state is approximately 39%, 19%, 19%, 12%, 7% and 4% for Texas, Michigan, Florida, New York, Washington and North Carolina, respectively.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offerings, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to additional paid-in capital. The deferred offering costs will be charged against the gross proceeds of the Offerings when received or written off in the event that the Second Follow-on Offering is not successfully completed.

As of June 30, 2024 and December 31, 2023, the Manager has incurred offering costs of $2,075 and $2,012, respectively, on behalf of the Company. As of June 30, 2024 and December 31, 2023, $1,934 and $1,887 of offering costs, respectively, had been amortized and were included in the consolidated statements of equity.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and have sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

F-8

As of June 30, 2024, the Company held two investments in entities and as of December 31, 2023, the Company held one investment in an entity, which were evaluated under the VIE model and were not consolidated because the Company does not have substantive kick-out rights or a controlling financial interest. These investments are carried on the consolidated financial statements using the equity method.

As of both June 30, 2024 and December 31, 2023, the Company held investments in seven entities, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participating rights.

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments, reduced by an allowance for credit losses. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an allowance for credit loss is required. The Company recognizes an allowance for credit losses for financial assets carried at amortized cost and other qualifying receivables to present the net amount expected to be collected as of the consolidated balance sheet date using the probability of default/loss given default method using historical losses adjusted for current conditions and reasonable and supportable forecasts. Such allowance is based on the credit losses expected to arise over the life of the asset (contractual term) which includes consideration of prepayments and based on the Company’s expectations as of the consolidated balance sheet date. Assets are written off when the Company determines that such financial assets are deemed uncollectible or based on regulatory requirements, whichever is earlier. Write-offs are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the consolidated balance sheet date. The Company elected to use the practical expedient for collateral dependent receivables as estimates for the recovery of debt investments is based on collateral value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes beginning with the year ended December 31, 2017. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2024 and December 31, 2023.

For the six months ended June 30, 2024 and the year ended December 31, 2023, $1,235 and $2,593, respectively, in distributions have been declared to stockholders. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the stockholders’ basis in the shares of common stock. To the extent that distributions exceed both current and accumulated earnings and profits and the stockholders’ basis in shares of common stock, they will generally be treated as a gain or loss upon the sale or exchange of our stockholders’ shares of common stock. We will report the taxability of such distributions in information returns that will be provided to our stockholders and filed with the Internal Revenue Service in the year following such distributions.

F-9

Tax periods from 2021 to 2024 remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Stock Subscription Receivable

Stock subscription receivable consists of shares that have been issued with subscriptions that have not yet settled. As of June 30, 2024 and December 31, 2023, there was $0 and $24, respectively, in subscriptions that had not settled. All of the subscriptions that had not settled as of December 31, 2023 settled subsequent to December 31, 2023. Stock subscription receivable is carried at cost which approximates fair value.

Settling Subscription Payable

Share repurchases initiated in June 30, 2024 and December 31, 2023 were settled in July 2024 and February 2024, respectively. The liabilities were reversed subsequent to June 30, 2024 and December 31, 2023 when the share repurchases settled in July 2024 and February 2024, respectively.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

As a result of the adoption of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), the Company has updated its policies as it relates to revenue recognition. Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Purchase Accounting for Acquisitions of Real Estate

Prior to January 1, 2018, the Company recorded acquired real estate investments that are consolidated as business combinations when the real estate is occupied, at least in part, at acquisition. Costs directly related to the acquisition of such investments have been expensed as incurred. The purchase consideration included cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt. The Company assessed the fair value of assumed debt based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are categorized as Level 3 in the fair value hierarchy. The difference between the fair value and the stated principal of assumed debt is amortized using the effective interest method basis over the terms of the respective debt obligation.

The Company allocated the fair value of the purchase consideration to the fair value of land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimated the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

F-10

Effective January 1, 2018, the Company adopted the provisions of Accounting Standards Update 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASC 805”), which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a VOE and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. For the six months ended June 30, 2024 and 2023, we recorded a loss of $158 and $0, respectively, related to investments in equity method investees.

The Company evaluates its investments in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company calculates the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company recognizes an impairment charge to reduce the carrying value of its investment to fair value. As of both June 30, 2024 and December 31, 2023, the Company determined that there was no impairment of its investments in equity method investees.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

As of both June 30, 2024 and December 31, 2023, the Company determined that there was no impairment of long-lived assets.

F-11

Real Estate Held for Sale

The Company classifies real estate investments as being held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale, an active program to locate a buyer has been initiated, the sale is highly probable to occur within one year, and it is unlikely that significant changes to the plan will be made. When a real estate investment is classified as held for sale, depreciation of the asset is discontinued and the asset is carried at the lower of its carrying amount or the fair value less costs to sell. As of June 30, 2024 and December 31, 2023, no real estate investments were classified as held for sale.

Restricted Cash and Escrows

In November 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”), which clarifies the presentation requirements of restricted cash within the statement of cash flows. The standard requires that changes in restricted cash and restricted cash equivalents during the period be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. Restricted cash consists of cash escrowed under the operating agreements and mortgage agreements for debt service, real estate taxes, property insurance, and capital improvements and other restricted deposits.

The adoption of this standard results in amounts detailed below that are reported as escrows and deposits on the consolidated balance sheets to be included in cash and cash equivalents on the consolidated statements of cash flows.

The following are the amounts reported on the consolidated balance sheets that are included in cash and cash equivalents and restricted cash on the consolidated statements of cash flows:

	June 30, 2024	December 31, 2023

Cash and cash equivalents	$19,023	$8,560

Escrows and deposits	6,500	7,287

Total cash and cash equivalents and restricted cash	$25,523	$15,847

Allowance for Credit Losses

The Company maintains an allowance for credit losses for estimated losses resulting from the inability of a tenant to make required rent payments. As of June 30, 2024 and December 31, 2023, there was $226 and $304, respectively, in the allowance for credit losses. The Company records bad debt expense in real estate operating expenses in the consolidated statements of operations.

Depreciation

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset. Depreciation of buildings is computed on the straight-line method over an estimated useful life ranging from 30 to 49 years. Site improvements and certain building improvements are depreciated on the straight-line method over an estimated useful life of 10 to 15 years, and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 to 9 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense amounted to $2,489 and $2,139 for the six months ended June 30, 2024 and 2023, respectively.

F-12

Advertising Costs

The Company’s policy is to expense advertising costs when incurred. Such costs incurred during the six months ended June 30, 2024 and 2023 were $126 and $114, respectively.

Deferred Financing Costs and Mortgage Premium

Mortgage costs and premium are deferred and amortized using the straight-line method which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. The Company recognizes a debt discount or premium in connection with mortgages assumed at fair value in accordance with ASC 805. At June 30, 2024, deferred financing costs amounted to $651, net of accumulated amortization of $1,316. At December 31, 2023, deferred financing costs amounted to $831, net of accumulated amortization of $1,143. At June 30, 2024, mortgage premium amounted to $732, net of accumulated amortization of $381. At December 31, 2023, mortgage premium amounted to $791, net of accumulated amortization of $322. The Company presents unamortized deferred financing costs and mortgage premium as a direct deduction from the carrying amount of the related debt liability.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

On a recurring basis, the Company measures its investment in marketable securities at fair value consisting of its investment in exchange traded funds. The exchange traded funds are freely tradeable in active markets and fair value is based on the quoted market price for identical securities, which represents a Level 1 input and Level 1 measurement. The marketable securities are treated as trading securities with unrealized gains and losses from the change in fair value reported in the consolidated statements of operations.

F-13

The Company periodically will enter into interest rate cap agreements that are measured at fair value on a recurring basis in order to limit interest rate risk on variable rate mortgages and are not used for trading purposes. The Company has determined that the total fair value of the interest rate caps at June 30, 2024 and December 31, 2023 were $379 and $952, respectively, related to the Company’s joint ventures formed to acquire, renovate, own and operate a 222-unit, Class A apartment community in Austin, Texas (“Lotus Village”) and a 199-unit, Class B apartment community in Riverview, Florida (“Sherwood Oaks”), respectively. In determining the fair value of the interest rate cap, management uses the present value of expected cash flows based on market observable interest rate yield curve commensurate with the term of the instrument. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and that of the respective counterparty in the fair value measurement. The credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by either the respective counterparty or the Company. However, management determined the impact on the credit valuation adjustments was not significant to the overall valuation of the interest rate caps as of June 30, 2024 or 2023. As a result, the fair value of the interest rate caps was considered to be based primarily using Level 2 inputs.

Fair Value Option

ASC 825, Fair Value Option for Financial Assets and Financial Liabilities (“ASC 825”), provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

New accounting pronouncements

On January 1, 2023, the Company adopted Accounting Standards Update No, 2016-13, Measurement of Credit Losses on Financial Instruments (“ASC 326”), and its related amendments using the modified retrospective method. The new standard changes the impairment model for most financial assets that are measured at amortized cost and certain other instruments, including trade receivables, from an incurred loss model to an expected loss model and adds certain new required disclosures. Under the expected loss model, entities will recognize credit losses to be incurred over the entire contractual term of the instrument rather than delaying recognition of credit losses until it is probable the loss has been incurred. In accordance with ASC 326, the Company evaluates certain criteria, including aging and historical write-offs, current economic condition of specific customers and future economic conditions, to determine the appropriate allowance for credit losses. The adoption of ASC 326 had an insignificant impact on opening retained earnings.

Note 3 – Real Estate Debt Investments

We believe the fair value of the debt investments approximates the carrying value of the debt investments as of June 30, 2024. We have invested in one debt-like investment.

The following table presents the Company’s investment in real estate debt related assets as of December 31, 2023. The Company did not have any investment in real estate debt related assets as of June 30, 2024.

F-14

As of December 31, 2023:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return(1)(2)	Allocation by Investment Type
Preferred Equity	1	$5,250	$5,250	15.50%	100.00%
Balance as of December 31, 2023	1	$5,250	$5,250	15.50%	100.00%

(1)	There is no current pay requirement; interest accrues on a monthly basis and is cumulative and compounding to the extent unpaid. The Company made a $5,250 preferred equity investment and an interest payment reserve of $300 was deposited with and held by Realty Mogul Commercial Capital, Co. (“RMCC”) on behalf of the real estate company.

(2)	Subsequent to December 31, 2023, there was a partial repayment in 2024 which resulted in a paydown of $4,142 and a residual equity position that is no longer preferred. However, the income allocation to the equity holder remains at a 15.50% yield. The investment is currently reported in investment in equity method investees.

The following table describes our debt related investment activities for the six months ended June 30, 2024:

Investment in Debt:	Amount
Balance at beginning of period	$5,250
Principal repayment	(4,142)
Transfer to investment in equity method investees	(1,108)
Balance as of June 30, 2024	$-

Credit Quality Monitoring

The Company’s preferred equity investments that earn interest based on debt-like terms are typically unsecured. The Company evaluates such investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently making preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing”. As of June 30, 2024, we do not have any such investments.

Note 4 – Consolidated Investments in Real Estate

The following table presents the Company’s consolidated acquisitions of real estate as of June 30, 2024:

		Building		Intangible	Accumulated Amortization Intangible
		and	Accumulated	Lease	Lease
Description of Property	Land	Improvements	Depreciation	Asset	Asset	Total
Brookside Apartments	$2,071	$8,449	$(347)	$127	$(127)	$10,173
Raleigh, NC
Ridgeline View Townhomes	1,369	16,780	(404)	163	(163)	17,745
Vancouver, WA
Sherwood Oaks	6,307	29,482	(2,595)	509	(509)	33,194
Riverview, FL
Lotus Village	6,172	33,293	(2,771)	538	(538)	36,694
Austin, TX
The Orion	7,545	24,154	(3,029)	374	(374)	28,670
Orion Township, MI
NinetyNine 44 Apartments	5,790	21,072	(3,152)	555	(555)	23,710
Dallas, TX
Brooklyn Vinegar Hill	9,665	19,601	(3,573)	189	(189)	25,693
Brooklyn, NY
Total	$38,919	$152,831	$(15,871)	$2,455	$(2,455)	$175,879

F-15

The following table presents the Company’s consolidated acquisitions of real estate as of December 31, 2023:

		Building		Intangible	Accumulated Amortization Intangible
		and	Accumulated	Lease	Lease
Description of Property	Land	Improvements	Depreciation	Asset	Asset	Total
Brookside Apartments	$2,071	$8,045	$(167)	$127	$(127)	$9,949
Raleigh, NC
Ridgeline View Townhomes	1,369	16,780	(217)	163	(163)	17,932
Vancouver, WA
Sherwood Oaks	6,307	29,482	(2,091)	509	(509)	33,698
Riverview, FL
Lotus Village	6,172	33,293	(2,306)	538	(538)	37,159
Austin, TX
The Orion	7,545	23,956	(2,519)	374	(374)	28,982
Orion Township, MI
NinetyNine 44 Apartments	5,790	21,072	(2,733)	555	(555)	24,129
Dallas, TX
Brooklyn Vinegar Hill	9,665	19,463	(3,350)	189	(189)	25,778
Brooklyn, NY
Total	$38,919	$152,091	$(13,383)	$2,455	$(2,455)	$177,627

As of June 30, 2024 and December 31, 2023, the amortization period for the intangible lease assets ranges from three to four months.

At June 30, 2024 and December 31, 2023, accumulated amortization of intangible lease assets was $2,455 and $2,455, respectively. For the six months ended June 30, 2024 and 2023, the Company recognized amortization expense of $0 and $54, respectively. The unamortized balance of intangible lease assets at both June 30, 2024 and December 31, 2023 was $0.

Minimum Future Rents

The rental properties owned at June 30, 2024 and December 31, 2023 are principally leased under 12-month operating leases with certain tenant renewal rights.

F-16

Note 5 – Investments in Equity Method Investees

The table below presents the activities of the Company’s investments in equity method investees as of June 30, 2024 and December 31, 2023:

Investments in Equity Method Investees:	As of June 30, 2024	As of December 31, 2023
Beginning balance	$5,460	$-
Contributions in equity method investees	1,108	5,500
Distributions received	(103)	-
Equity in losses of equity method investees	(158)	(40)
Proceeds from equity method investment	(165)	(1,067)
Gain on sale of equity method investment	165	1,067
Ending balance	$6,307	$5,460

As of June 30, 2024, the Company’s investments in entities that are accounted for under the equity method of accounting consist of the following:

1)	Acquired in 2023, a 32% non-controlling joint venture limited partnership interest in RM Hunters Ridge LLC, for the acquisition and renovation of 170 residential units in East Lansing, Michigan.
2)	Acquired in 2018, a 30% non-controlling joint venture limited partnership interest in Plano CRP Portfolio, LLC, for the acquisition and renovation of two garden-style apartment communities in Plano, Texas. Plano CRP Portfolio, LLC was sold during 2023.
3)	Acquired in June 2024, the Company received $4,142, representing a partial repayment of the preferred equity interest in Restoration on Candlewood and resulted in a residual equity position that is no longer preferred. However, the income allocation to the equity holder remains at a 15.50% yield.

Note 6 – Marketable Securities

As of June 30, 2024, the Company held one investment in an exchange traded fund for a total cost of $1,599. The table below summarizes the asset measured at fair value on a recurring basis and its position level in the fair value hierarchy:

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investment in exchange traded fund	$1,525	$1,525	$-	$-
Investment in marketable securities	$1,525	$1,525	$-	$-

As of December 31, 2023, the Company held one investment in an exchange traded fund and two investments in United States treasury bills (“U.S. T-bills”) with a total cost of $8,261. The table below summarizes the assets measured at fair value on a recurring basis and their respective position level in the fair value hierarchy:

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investment in exchange traded fund	$1,469	$1,469	$-	$-
Investment in U.S. T-bills (3 months or less)	6,662	6,662	-	-
Investment in marketable securities	$8,131	$8,131	$-	$-

F-17

The unrealized (gain) loss on investment in marketable securities included in the consolidated statements of operations attributable to Level 1 measurements was $(55) and $111 for the six months ended June 30, 2024 and 2023, respectively.

As of June 30, 2024, two U.S. T-bills purchased during 2023 matured for gross proceeds of $6,679, of which $17 is recognized as interest income, reported in the consolidated statements of operations.

During 2023, the Company purchased ten U.S. T-bills at a cost of $54,920, and eight U.S. T-bills matured for gross proceeds of $48,386, of which $475 is recognized as interest income, reported in the consolidated statements of operations.

Note 7 – Borrowings

Mortgages Payable

The following table details the Mortgages payable, net, balances per the consolidated balance sheets:

June 30, 2024
Mortgages payable, gross	$135,122
Unamortized premium	732
Unamortized deferred financing costs	(651)
Mortgages payable, net	$135,203

December 31, 2023
Mortgages payable, gross	$135,522
Unamortized premium	791
Unamortized deferred financing costs	(831)
Mortgages payable, net	$135,482

Scheduled principal repayments during the next five years and thereafter as of June 30, 2024 are as follows:

For the remaining six months ending December 31, 2024	$28,206
2025	49,390
2026	878
2027	994
2028	12,421
Thereafter	43,233
Total	$135,122

F-18

The details of the Mortgages payable are as follows:

Description of Property	Originated Principal	Loan Originated Date	Maturity Date	Interest type	Interest Rate as of June 30, 2024	Amortization Start Date	Principal Balance as of June 30, 2024
Brookside Apartments	$6,947	6/30/2023	7/1/2030	Fixed	5.83%	8/1/2025	$6,947
Raleigh, NC
Ridgeline View Townhomes	11,765	5/19/2023	6/1/2028	Fixed	5.63%	7/1/2026	11,765
Vancouver, WA
Brooklyn Vinegar Hill	19,557	9/30/2020	9/1/2025	Fixed	3.13%	4/1/2022	18,674
Brooklyn, NY
NinetyNine 44 Apartments	19,500	9/9/2020	10/1/2030	Fixed	3.18%	11/1/2023	19,245
Dallas, TX
The Orion	20,541	9/28/2018	10/1/2030	Fixed	4.92%	11/1/2024	20,541
Orion Township, MI
Lotus Village (1)	29,600	6/25/2021	7/9/2024	SOFR + 310 BPS(2)	8.54%	-	30,200
Austin, TX
Sherwood Oaks (3)	26,733	11/30/2021	12/1/2024	SOFR + 325 BPS(4)	8.69%	-	27,750
Riverview, FL
Total	$134,643	-	-	-	-	-	$135,122

(1)

Interest rate hedge contracts have been entered into related to this mortgage debt to manage the floating rate interest risk for this investment. Interest rate as of June 30, 2024 reflects the gross interest rate on the mortgage debt exclusive of such interest rate hedge contracts. Subsequent to June 30, 2024, on July 9, 2024, the mortgage loan was extended and now has a maturity date of July 9, 2025. Concurrent with such extension, the Company entered into a new interest rate hedge contract related to this mortgage loan to manage the floating rate interest risk for this investment. For additional information, see Note 13 - Subsequent Events.

(2)	Interest on this mortgage payable transitioned away from LIBOR effective July 9, 2023 to the 1-Month Term SOFR rate.
(3)	Interest rate hedge contracts have been entered into related to this mortgage debt to manage the floating rate interest risk for this investment. Interest rate as of June 30, 2024 reflects the gross interest rate on the mortgage debt exclusive of such interest rate hedge contracts. With the upcoming maturity within the next year, the Company is assessing multiple options to extend and/or refinance the existing mortgage prior to maturity.
(4)	Interest on this mortgage payable transitioned away from LIBOR effective July 1, 2023 to the 1-Month USD-SOFR CME Term rate.

F-19

Description of Property	Originated Principal	Loan Originated Date	Maturity Date	Interest type	Interest Rate as of December 31, 2023	Amortization Start Date	Principal Balance as of December 31, 2023
Brookside Apartments	$6,947	6/30/2023	7/1/2030	Fixed	5.83%	8/1/2025	$6,947
Raleigh, NC
Ridgeline View Townhomes	11,765	5/19/2023	6/1/2028	Fixed	5.63%	7/1/2026	11,765
Vancouver, WA
Brooklyn Vinegar Hill	19,557	9/30/2020	9/1/2025	Fixed	3.13%	4/1/2022	18,883
Brooklyn, NY
NinetyNine 44 Apartments	19,500	9/9/2020	10/1/2030	Fixed	3.18%	11/1/2023	19,436
Dallas, TX
The Orion	20,541	9/28/2018	10/1/2030	Fixed	4.92%	11/1/2024	20,541
Orion Township, MI
Lotus Village (1)	29,600	6/25/2021	7/9/2024	SOFR + 310 BPS(2)	8.54%	-	30,200
Austin, TX
Sherwood Oaks (1)	26,733	11/30/2021	12/1/2024	SOFR + 325 BPS(3)	8.71%	-	27,750
Riverview, FL
Total	$134,643	-	-	-	-	-	$135,522

(1)	Interest rate hedge contracts have been entered into related to this mortgage debt to manage the floating rate interest risk for this investment. Interest rate as of December 31, 2023 reflects the gross interest rate on the mortgage debt exclusive of such interest rate hedge contracts.
(2)	Interest on this mortgage payable transitioned away from LIBOR effective July 9, 2023 to the 1-Month Term SOFR rate.
(3)	Interest on this mortgage payable transitioned away from LIBOR effective July 1, 2023 to the 1-Month USD-SOFR CME Term rate.

Note 8 – Business Combinations and Asset Acquisitions

RM Brookside, LLC

On June 30, 2023, the Company acquired a 65.9% controlling equity interest in RM Brookside, LLC (“Brookside Apartments”). Brookside Apartments is a joint venture formed to acquire, renovate, own and operate a 68-unit, Class B apartment community in Raleigh, North Carolina.

GAAP defines the acquirer in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquirer achieves control. Brookside Apartments is considered a VOE, and the Company is deemed to have control rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The following table summarizes the consideration paid for Brookside Apartments and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

F-20

June 30, 2023
Consideration:
Cash (including transaction costs of $362, debt proceeds of $6,947 and cash from noncontrolling interests of $1,550)	$9,789
Fair value of total consideration transferred	$9,789

Recognized amounts of identifiable assets acquired and liabilities assumed:
Land	$2,071
Buildings, site improvements, and furniture and equipment	7,564
Intangible lease asset	127
Other current liabilities	(83)
Total identifiable net assets	9,679
Deferred financing costs	110
$9,789

RM Ridgeline View, LLC

On May 19, 2023, the Company acquired a 52.0% controlling equity interest in RM Ridgeline View, LLC (“Ridgeline View Townhomes”). Ridgeline View Townhomes is a joint venture formed to acquire, renovate, own and operate a 50-unit, Class A townhome community in Vancouver, Washington.

GAAP defines the acquirer in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquirer achieves control. Ridgeline View Townhomes is considered a VOE, and the Company is deemed to have control rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The following table summarizes the consideration paid for Ridgeline View Townhomes and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

May 19, 2023
Consideration:
Cash (including transaction costs of $512, debt proceeds of $11,765 and cash from noncontrolling interests of $3,685)	$18,389
Fair value of total consideration transferred	$18,389

Recognized amounts of identifiable assets acquired and liabilities assumed:
Land	$1,369
Buildings, site improvements, and furniture and equipment	16,780
Intangible lease asset	163
Other current liabilities	(138)
Total identifiable net assets	18,174
Deferred financing costs	215
$18,389

F-21

Note 9 – Related Party Arrangements

From time to time, a special purpose entity in which we invest may pay our Manager or an affiliate of our Manager fees relating to the investment and management of our equity investments. A portion of some of these fees are paid to personnel affiliated with our Manager or its affiliates for their roles in the investment opportunity, including officers of our Manager, Jilliene Helman and Eric Levy. Additionally, affiliates of our Manager and other personnel affiliated with our Manager, including Ms. Helman, may co-invest directly in an investment opportunity. These affiliates may be entitled to certain rights, fees and other incentives in connection with such co-investments. As a result of the above, the judgement of such affiliates can be influenced by their interests in such equity investments and co-investments, which interests can diverge from, and cause these affiliates to take actions contrary to, our best interests. The following fees are not paid directly by us, and we will not be entitled to these fees. There are instances in which we are the sole member and have control of a third-party entity in which we invest and which will pay the following fees. In addition, the following fees may reduce the amount of funds that are invested in the underlying real estate and/or the amount of funds available to pay distributions to us, thereby reducing our returns in that particular investment.

The actual amounts of the following fees are dependent on, among other things, total invested equity, real estate transaction sizes, financing amounts, property income and performance, and distributable cash. We cannot determine these specific amounts at the present time.

●	Buyer’s Real Estate Brokerage Fee / Real Estate Due Diligence Fee / Real Estate Acquisition Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 3% of the total contract purchase price of the property.

●	Financing Coordination Fee and Credit Guarantee Fee – fee paid to an affiliate of or personnel affiliated with our Manager in an amount up to 1% of the financing amount in the event that an affiliate or officer of our Manager provides services in connection with arranging the debt or provides a credit guarantee in connection with the financing.

●	Property-Level Asset Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount equal to an annualized 1.5% of Effective Gross Income (as defined below) that will be paid monthly to the Manager for asset management services related to certain transactions. Effective Gross Income means a property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

●	Seller’s Real Estate Brokerage Fee / Real Estate Disposition Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 2% of the contract sales price of a property in the event that an affiliate of our Manager or our Manager provides disposition services for the property.

●	Promote Interest – interest paid to our Manager or an affiliate of our Manager in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid a (6% or higher) cumulative, non-compounded preferred return.

●	Construction Management/Capital Expenditure Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 5% of the aggregate expenditures in connection with services related to capital improvements.

F-22

From time to time, when one of the affiliates of our Manager, including, RMCC or RM Communities, LLC (“RM Communities”) (each of RMCC and RM Communities is referred to herein as an “RM Originator”), one or more of the fees set forth below in connection with the origination, investment and management of preferred equity investments. The following fees are not paid directly by us, and we will not be entitled to these fees. In addition, the following fees reduce the amount of funds that are invested in the underlying preferred equity investments and/or the amount of funds available to pay distributions to us, thereby reducing our returns in that particular investment. The actual amount of the following fees are dependent on, among other things, the total loan or private equity transaction size, closing costs, financing amounts, and interest rates and payments. We cannot determine these specific amounts at the present time.

●	Origination Fee – fee paid to an affiliate of the Manager in an amount up to 3% of the financing amount.
●	Underwriting Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount.

●	Extension Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount per loan extension.

●	Modification Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount per loan modification.

●	Default Interest – interest paid to an affiliate of the Manager as defined under the particular loan agreement.

●	Prepayment Penalties – amount paid to an affiliate of the Manager where each prepayment penalty based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date.

●	Exit Fee – fee paid to an affiliate of the Manager in an amount (i) up to 1% upon payoff or (ii) calculated as a percentage of the financing amount or outstanding loan balance per extension.

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments. For certain investments, the Manager is entitled to receive a promote in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (6% or higher) cumulative, non-compounded preferred return. A portion of these fees may be paid to personnel affiliated with our Manager, including officers of our Manager, Jilliene Helman and Eric Levy. These fees will be paid by the particular special purpose entity and not by us, and we will not be entitled to these fees. Although the special purpose entity pays these fees, there are instances in which we are the sole member, and have control, of the special purpose entity in connection with an investment in an equity asset. During the six months ended June 30, 2024 and the year ended December 31, 2023, the Manager received no promote.

For the year ended December 31, 2023, a disposition fee in the amount of $194 was paid to the Manager in connection with the sale of Plano CRP Portfolio, LLC.

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The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offerings. The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company.

As of June 30, 2024 and December 31, 2023, the Manager owed the Company $115 and $124 in deferred offering costs, respectively. As of June 30, 2024 and December 31, 2023, $1,934 and $1,887, respectively, of offering costs were amortized against equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offerings.

The Company paid the Manager a monthly asset management fee based on the total equity value, which equals (a) our then-current net asset value per share, as determined by our board of directors, multiplied by (b) the number of shares of our common stock then outstanding. During the six months ended June 30, 2024 and 2023, $336 and $365, respectively, of asset management fees were charged by our Manager. As of June 30, 2024 and December 31, 2023, $52 and $57, respectively, of asset management fees remained payable.

Realty Mogul Commercial Capital, Co.

The Company pays RMCC, an RM Originator, a servicing fee of 0.5% of the principal balance plus accrued interest of each preferred equity investment and any applicable additional amounts associated with such investment for the servicing and administration of certain investments held by us. RM Originator may decide to enter into a servicing agreement with an unaffiliated third party to service and administer the preferred equity investments held by us, and pays for any expenses incurred in connection with standard subservicing thereunder out of the servicing fee paid to it by us. The servicing agreement will define the terms of the servicing arrangement as well as the amount of the servicing fee that is paid by RM Originator to the unaffiliated third party. The servicing fee is calculated as an annual percentage of the principal balance of the preferred equity investment plus accrued interest and any applicable additional amounts associated with such investment, and is deducted at the time that payments on the asset are made. The fee is deducted in proportion to the split between accrued and current payments. Servicing fees payable by us may be waived at RM Originator’s sole discretion. During the six months ended June 30, 2024 and 2023, $13 and $7, respectively, was charged by the RM Originator. As of June 30, 2024 and December 31, 2023, $34 and $21, respectively, remained payable and are included in accounts payable and accrued expenses on the corresponding consolidated balance sheets.

The Company also pays RM Originator a special servicing fee for any non-performing asset at an annualized rate of 1.0% of the original principal balance of a non-performing preferred equity investment serviced by such RM Originator and any additional amounts associated with such investment. Whether an investment is deemed to be non-performing is in the sole discretion of our Manager. As of June 30, 2024 and 2023, there were no special servicing fees paid to RM Originator.

The Company pays RM Originator an origination fee of up to 3% of the financing amount in connection with the origination of preferred equity investments. As of December 31, 2023, an origination fee in the amount of $158 was paid to RM Originator in connection with the acquisition of a $5,250 preferred equity investment in an entity that owns a 328-unit, Class B apartment community in Oklahoma City, Oklahoma (“Restoration on Candlewood”).

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RM Communities, LLC

RM Communities is a subsidiary of Realty Mogul, Co. During the six months ended June 30, 2023, an acquisition fee in the amount of $550 was paid to RM Communities in connection with the acquisition of Ridgeline View Townhomes, Brookside Apartments and RM Hunters Ridge Apartments LLC.

For the six months ended June 30, 2024, an aggregate of $81 was paid to RM Communities for property-level asset management services related to (i) the Company’s joint venture formed to acquire, renovate, own and operate a 200-unit, Class B+ apartment community in Orion Township, Michigan (“The Orion”), (ii) Sherwood Oaks, (iii) Ridgeline View Townhomes,(iv) Brookside Apartments and (v) RM Hunters Ridge Apartments LLC. For the six months ended June 30, 2023, an aggregate of $39 was paid to RM Communities for property-level asset management services related to (i) The Orion, and (ii) Sherwood Oaks.

Realty Mogul, Co. and Affiliates

If the Company has insufficient funds to acquire all or a portion of an investment, then it may obtain a related party loan from RM Originator, an affiliate of Realty Mogul, Co., on commercially reasonable terms. Our charter authorizes us to enter into related party loans. Related party loans would require prior approval from our board of directors. However, neither RM Originator nor any of its affiliates are obligated to make a related party loan to the Company at any time.

Certain affiliates of Realty Mogul Co. are entitled to receive a buyer’s broker fee for sourcing real estate transactions on our behalf. A portion of this fee may be paid to personnel affiliated with our Manager, including Ms. Jilliene Helman, for their roles in the investment opportunity.

In 2017, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 24% noncontrolling interest in Vinegar Hill Asset, LLC (“Vinegar Hill”). The entity’s equity investment in Vinegar Hill was $2,070 as of June 30, 2024 and December 31, 2023.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 54% interest in Plano CRP Portfolio, LLC. The entity’s equity investment in Plano CRP Portfolio, LLC was $1,750 as of December 31, 2022. Plano CRP Portfolio, LLC was sold during 2023.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 42% interest in The Orion. The individual investors’ equity investment in The Orion was $4,345 as of June 30, 2024 and December 31, 2023.

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In 2021, a group of individual retail investors managed by an affiliate of Realty Mogul, Co. acquired an approximate 40% interest in Lotus Village. The individual investors’ equity investment in Lotus Village was $4,535 as of June 30, 2024 and December 31, 2023.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 38% interest in Sherwood Oaks. The individual investors’ equity investment in Sherwood Oaks was approximately $4,150 as of June 30, 2024 and December 31, 2023.

In 2023, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 48% interest in Ridgeline View Townhomes. The individual investors’ equity investment in Ridgeline View Townhomes was approximately $3,685 as June 30, 2024 and of December 31, 2023.

In 2023, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 34% interest in Brookside Apartments. The individual investors’ equity investment in Brookside Apartments was approximately $1,550 as of June 30, 2024 and December 31, 2023.

In 2023, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 18% interest in RM Hunters Ridge LLC. The individual retail investors’ equity investment in RM Hunters Ridge LLC was approximately $3,350 as of June 30, 2024 and December 31, 2023, Realty Mogul, Co. and its affiliates’ equity investment was approximately $100, and joint venture investors’ equity investment was approximately $8,250, for a total capital investment of $11,700. In addition, Ms. Helman and a joint venture investor each earned a guarantee fee of $52 for providing partial personal guarantees of the loan that is secured by the property.

RM Sponsor, LLC, Stockholder and Sponsor

RM Sponsor, LLC is a stockholder of the Company and held 12,864 and 12,574 shares, respectively, of our common stock as of June 30, 2024 and December 31, 2023.

Joint Venture Partners and Affiliates of Joint Venture Partners

For the six months ended June 30, 2024 and 2023, the Company incurred an aggregate of $152 and $117, respectively, to its joint venture partners and affiliates of its joint venture partners of its consolidated joint ventures for management, acquisition and guaranty fees, of which $65 and $67, respectively, are included in asset management fees and $87 and $50, respectively, are included in real estate expenses on the consolidated statements of operations, and $0 and $0, respectively, are included in the consolidated balance sheets. The aforementioned fees exclude fees earned by Realty Mogul, Co. and affiliates, including our Manager, RM Communities, our Sponsor, RMCC, and others.

For the six months ended June 30, 2024 and 2023, the equity method investments incurred an aggregate of $47 and $83, respectively, to its affiliates for management, acquisition and guaranty fees, of which $47 and $83, respectively, are included in the statements of operations of the equity method investments and $0 and $0, respectively, are capitalized on the balance sheet of the equity method investments as of the six months ended June 30, 2024 and 2023. The aforementioned fees exclude fees earned by Realty Mogul, Co. and affiliates, including our Manager, RM Communities, our Sponsor, RMCC, and others.

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Executive Officers of our Manager

As of the date of the filing of this semiannual Report, the executive officers of our Manager and their positions are as follows:

Name	Age*	Position
Jilliene Helman	37	Chief Executive Officer
Eric Levy	37	Managing Director
Tara Horne	39	Chief Compliance Officer
Kevin Moclair	51	Chief Accounting Officer and Treasurer

Jilliene Helman has served as Chief Executive Officer of our Manager since its inception in March 2016 and served as its Chief Financial Officer from October 2018 to February 2022. Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co. since May 2012.

Eric Levy has served as Managing Director of our Manager since April 2024. Previously, he served as our Manager’s Vice President, Portfolio Manager from January 2019 to March 2024. Mr. Levy has served as a Managing Director, Asset Management of Realty Mogul, Co. since April 2024. Previously, he served as Vice President, Asset Management of Realty Mogul, Co. from October 2017 to March 2024.

Tara Horne has served as Chief Compliance Officer of our Manager since June 2023.

Kevin Moclair has served as Chief Accounting Officer and Treasurer of our Manager since February 2022.

Note 10 – Stock Award

We pay to each of our directors and to the Chief Executive Officer and Managing Director of our Manager a retainer of 1,000 shares of our common stock per year, plus an additional retainer of 500 shares of our common stock to the chairman of the audit committee. For the six months ended June 30, 2024, we issued 1,000 shares to Mr. Levy, 1,000 shares to Ms. Helman, and an aggregate of 10,709 shares to our independent directors. Compensation expense in the amount of $46 and $80, was recorded in January 2024 and April 2024, respectively, based on the then in-effect offering price of $10.13 and $9.75 per share, respectively. For the year ended December 31, 2023, we issued 1,000 shares to Mr. Levy, 1,000 shares to Ms. Helman, and an aggregate of 2,500 shares to our independent directors. Compensation expense in the amount of $50 was recorded in 2023, based on the then in-effect offering price of $11.18 per share.

Note 11 – Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s shares of common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 12 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2024, we are not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

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Note 13 – Subsequent Events

Events that occur after the consolidated balance sheets date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheets date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheets date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 27, 2024, the date the consolidated financial statements were available to be issued, and noted no events that provided evidence of conditions that existed on the balance sheets date that were not properly recorded or required disclosure other than as set forth below.

Lotus Village Holdco, LLC Mortgage Loan Extension

The mortgage loan payable by the Company’s controlled joint venture, Lotus Village Holdco, LLC, in connection with the Lotus Village property, was originated on June 25, 2021 by Loancore Capital Credit REIT, LLC in the amount of $30,200, with an initial funding of $29,600 and future funding of $600. The mortgage loan originally had a maturity date of July 9, 2023 that was subsequently extended to July 9, 2024. The outstanding balance as of June 30, 2024 was $30,200.

On July 9, 2024, the mortgage loan was extended and now has a maturity date of July 9, 2025. Concurrent with such extension, the Company entered into an interest rate hedge contract related to this mortgage loan to manage the floating rate interest risk for this investment.

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Item 4. Exhibits

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Articles of Amendment and Restatement of RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A/A, filed on August 4, 2017)
2.2	Articles of Amendment to the Articles of Amendment and Restatement of RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A POS, filed on December 9, 2021)
2.3	Articles of Amendment to the Articles of Amendment and Restatement of RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A/A, filed on April 9, 2024)
2.4	Amended and Restated Bylaws of RealtyMogul Apartment Growth REIT, Inc. (Incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
2.5	Amendment No. 1 to the Amended and Restated Bylaws of RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 2.4 to the Company’s Offering Statement on Form 1-A POS, filed on December 9, 2021)
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A/A, filed on April 9, 2024)
4.2	Distribution Reinvestment Plan (Incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A POS, filed on August 31, 2018)
6.1	Form of Management Agreement between RealtyMogul Apartment Growth REIT, Inc. and RM Adviser, LLC (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
6.2	Amendment to Management Agreement between RealtyMogul Apartment Growth REIT, Inc. and RM Adviser, LLC (incorporated by reference to Exhibit 6.2 to the Company’s Post-Qualification Amendment to the Offering Statement on Form 1-A, filed on December 20, 2019)
6.3	Form of Limited Partnership Agreement of RealtyMogul Apartment Growth REIT Operating Partnership, L.P. (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
6.4	Amendment to Limited Partnership Agreement of RealtyMogul Apartment Growth REIT Operating Partnership, LP (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A POS, filed on December 9, 2021)
6.5	Form of License Agreement between RealtyMogul Apartment Growth REIT, Inc. and Realty Mogul, Co. (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
6.6	Form of Master Technology and Services Agreement among RM Technologies, LLC, RM Sponsor, LLC and RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A/A, filed on April 9, 2024)
10.1	Power of Attorney of Flynann Janisse and Louis S. Weeks (incorporated by reference to the signature page of the Company’s Offering Statement on Form 1-A POS (File No. 024-10713), filed on August 31, 2018)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RealtyMogul Apartment Growth REIT, Inc.

By:	/s/ Kevin Moclair
Name:	Kevin Moclair
Title:	Chief Accounting Officer and Treasurer
Date:	September 27, 2024

Pursuant to the requirements of Regulation A, this report has been signed by the following person on behalf of the issuer and in the capacities and on the date indicated.

Signature	Title	Date

/s/ Jilliene Helman	Chief Executive Officer, President and Director	September 27, 2024
Jilliene Helman	(Principal Executive Officer)

/s/ Kevin Moclair	Chief Accounting Officer and Treasurer (Principal Financial Officer and	September 27, 2024
Kevin Moclair	Principal Accounting Officer)

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